SO 3/6/03

03014871

SECURITIES A[...] N
Wa[...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8-51385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bergen Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Terrace Ave. 3rd Floor
(No. and Street)

Hasbrouck Heights, NJ 07604
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Wetmore (201) 462-0338 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Jeffrey, CPA
(Name – *if individual, state last, first, middle name*)

61 Berdan Ave Wayne NJ 07470
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Wetmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bergen Capital, Inc, as of 12/31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA BAXTER
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 17, 2003

Signature

CFO 3/1/03

Title

Melissa Baxter

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERGEN CAPITAL, INC.

Financial Statements

December 31, 2002

BERGEN CAPITAL, INC.
Financial Statements
December 31, 2002

CONTENTS

ROBERT G. JEFFREY
CERTIFIED PUBLIC ACCOUNTANT
61 BERDAN AVENUE
WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE
IN NEW YORK AND NEW JERSEY
MEMBER OF AICPA
PRIVATE COMPANIES PRACTICE SECTION

TEL: 973-628-0022
FAX: 973-696-9002
E-MAIL: rgjcpa@erols.com

Independent Auditor's Report

Board of Directors
Bergen Capital, Inc.

I have audited the accompanying statement of financial condition of Bergen Capital, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for this opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bergen Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert G. Jeffrey

Wayne, New Jersey
February 28, 2003

BERGEN CAPITAL, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 530,223
Deposit with clearing broker	50,000
Proprietary trading account with clearing broker	1,368,659
Secured demand notes receivable	268,000
Securities inventory	3,775,599
Employee advances	110,719
Miscellaneous receivables	12,500
Stockholder advances	18,500
Prepaid expenses	42,078
Lease security deposits	34,099
Fixed assets, at cost, less $95,593 of accumulated depreciation	31,945
Leasehold improvements, at cost, less $134 of accumulated depreciation	1,286
Start up cost, net of amortization	694
Total Assets	$6,244,302

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 85,019
Amount due to clearing broker for security purchases	3,629,724
Accrued commissions	1,638,425
Payroll taxes payable	3,211
Other liabilities	6,824
	5,363,203
Liabilities subordinated to claims of general creditors	268,000
Stockholders' Equity:	
Common stock, no par value: 2,500 shares authorized; 2,005 shares issued and outstanding	100,000
Additional paid in capital	110,250
Retained earnings	402,849
Total stockholders' equity	613,099
Total Liabilities and Stockholders' Equity	$6,244,302

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Income
For the Year Ended December 31, 2002

Revenue:	
Profit on underwriting	$ 797,862
Profit on firm trading	6,716,580
Commissions	22,015
Unrealized profit on firm trading	142,575
Interest income	7
Total Revenue	7,679,039
Expenses:	
Salaries and wages	958,478
Officer salaries	702,453
Sales commissions	3,946,744
Payroll taxes	212,062
Employee benefits	136,816
Ticket charges	284,519
Rent	181,026
Office supplies and postage	217,589
Professional fees	116,117
Travel and entertainment	222,429
Telephone	88,755
Subscriptions to financial services	70,070
Cost of registrations	59,433
Equipment rental	24,563
Interest expense	69,903
Insurance	19,015
State business tax	6,850
Depreciation and amortization	40,334
Total Expenses	7,357,156
Net Income	$ 321,883

The accompanying notes are an integral part of these financial statements

BERGEN CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
Balances, January 1, 2002	2,005	$100,000	$110,250	$200,966	$411,216
Net income				321,883	321,883
Dividends paid				(120,000)	(120,000)
Balance, December 31, 2002	2,005	$100,000	$110,250	$402,849	$613,099

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:	
Net income	$ 321,883
Charges and credits not involving the receipt or expenditure of cash:	
Depreciation and amortization	40,334
Reduction in unrealized profit on firm trading	(85,853)
Changes in assets and liabilities:	
Increase in amount due to clearing broker for security purchases	2,779,068
Increase in accrued commissions	1,135,099
Increase in accounts payable	40,011
Increase in other liabilities	5,927
Increase in securities inventory, at cost	(2,779,068)
Increase in proprietary trading accounts	(961,353)
Increase in stockholder and employee advances	(81,042)
Increase in prepaid expenses	(13,857)
Increase in lease security deposits	(11,222)
Decrease in payroll taxes payable	(1,391)
Net cash provided by operating activities	388,536
Cash Flows from Investing Activities:	
Purchases of office furniture, computer equipment and other fixed assets	(35,891)
Net cash consumed by investing activities	(35,891)
Cash Flows from Financing Activities:	
Dividends paid	(120,000)
Net cash consumed by financing activities	(120,000)
Net increase in cash	232,645
Cash balance, January 1, 2002	297,578
Cash balance, December 31, 2002	$ 530,223

The accompanying notes are an integral part of these financial statements.

BERGEN CAPITAL, INC.
Statement of Changes in
Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$316,000
Redemption of subordinated borrowings	48,000
Subordinated borrowings at December 31, 2002	$268,000

The accompanying notes an integral part of these financial statements.

BERGEN CAPITAL, INC.
Notes to Financial Statements
December 31, 2002

I. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was incorporated March 6, 1998. It received approval for membership in the National Association of Securities Dealers on March 26, 1999.

Business
The Company is a securities broker/dealer specializing in fixed income securities. As such, it is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The principal activity of the Company is the purchase and sale of securities for its own account; it also conducts underwritings on a best efforts basis. This trading activity is conducted with brokers and customers in a number of states. The Company clears its securities transactions through a correspondent clearing agent.

Cash
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (other than those purchased for inventory) to be cash equivalents.

Revenue Recognition
Securities transactions are recorded on a settlement date basis. Securities inventory is carried at quoted market values. The resulting unrealized gains and losses are reflected in income.

Depreciation
Fixed assets are depreciated under the Modified Accelerated Cost Recovery System, as permitted by Internal Revenue Service Regulations, using lives of five years for computer equipment, seven years for office furniture and equipment, and 39 years for leasehold improvements. This method has produced results which have not varied significantly from those that would result from use of a method which comports with generally accepted accounting principles.

Income Taxes
The Company has elected under provisions of the Internal Revenue Code and tax laws of the state of New Jersey to be taxed as an S Corporation. Accordingly, earnings and losses of the Company are taxed on the tax returns of the shareholders only, and provisions are made for only the minimum taxes assessed by New Jersey and other states.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

II. RELATED PARTY TRANSACTIONS

Included among the secured demand notes receivable and the liabilities subordinated to claims of general creditors is a $60,000 item from a corporate officer. See Note IV for a more complete explanation of these transactions. In addition, the Company has made advances to three officers, who are also stockholders, which totaled $18,500 at December 31, 2002.

III. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2002, the Company had net capital which was adequate to satisfy both requirements.

IV. SUBORDINATED LIABILITIES

The Company has three non-interest bearing demand notes receivable, totaling $268,000, each of which is collateralized by cash and securities which exceed the face amount of the applicable note. These notes were arranged to provide additional capital for the Company. Under this arrangement, the demand notes and the collateral will be returned to the note makers as follows: to one note maker, of $60,000, on April 30, 2003; to another note maker, of $168,000, on October 30, 2004; and to the third note maker, of $40,000, on May 31, 2005. The obligation of the Company to return the notes and collateral is subordinate to all of its other liabilities. This obligation has been reported on the financial statements as liabilities subordinated to the claims of general creditors. These arrangements have been found to be acceptable by the NASD.

V. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

In order to control this risk, security positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security in a volatile market, however, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Company does not maintain margin securities.

VI. RENTALS UNDER OPERATING LEASES:

The Company conducts its operations from leased office facilities in New Jersey and Georgia under noncancelable operating leases which expire March 31, 2006 in the case of New Jersey and June 30, 2004 in the case of Georgia. In addition, the Company leases furniture and office equipment under operating leases that expire over the next five years. Rent expense totaled $205,589 during 2002.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2002.

Year ending December 31,	Amount
2003	$205,153
2004	171,596
2005	135,893
2006	39,565
2007	5,867
	$558,074

VII. SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Interest and income taxes paid during this period totaled $69,903 and $450, respectively.

Liabilities subordinated to claims of general creditors decreased during 2002 by $48,000, which did not involve the receipt or disbursement of cash.

There were no noncash investing activities during the year 2002.

Schedule I

BERGEN CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2002

NET CAPITAL

Total stockholder's equity		$ 613,099
Add, allowable subordinated liabilities		268,000
		881,099
Deduct, non-allowable assets:		
Prepaid expenses	$ 42,078	
Employee and stockholder advances	70,847	
Fixed assets	33,231	
Lease security deposits	34,099	
Miscellaneous receivables	12,500	
Other assets	6,468	
Total deductions		199,223
Net capital before haircuts on securities positions		681,876
Haircuts on securities:		
State and municipal government obligations		318,355
Net Capital		$ 363,521

AGGREGATE INDEBTEDNESS

Accounts payable	$ 85,019
Accrued commissions	1,638,425
Payroll taxes payable	3,211
Other liabilities	6,824
Total Aggregate Indebtedness	$1,733,479

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.769 to 1

Schedule I (cont.)

RECONCILIATION WITH COMPANY COMPUTATION

Net Capital:	
Net capital, as reported on Company Part IIA (Unaudited) FOCUS report	$ 363,521
Net Capital, per above	$ 363,521
Aggregate Indebtedness:	
Aggregate Indebtedness, as reported on Company Part IIA (Unaudited) FOCUS report	$1,733,479
Total Aggregate Indebtedness, per above	$1,733,479

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: BERGEN CAPITAL, INC. [0013]

SEC File Number: 8- 51385 [0014]

Address of Principal Place of Business: 777 TERRACE AVE [0020]

HASBROUCK HEIGHTS [0021] NJ [0022] 07604 [0023]

Firm ID: 46348 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: NORMAN WETMORE, CFO [0030] Phone: 201-462-0338 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

	Allowable	Non-Allowable	Total
1. Cash	527,749 [0200]		527,749 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	1,368,659 [0295]		
B. Other	50,000 [0300]	344 [0550]	1,419,003 [0810]

3. Receivables from non-customers		58,372 [0355]	83,346 [0600]	141,718 [0830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[0418]		
B. Debt securities		3,772,299 [0419]		
C. Options		[0420]		
D. Other securities		[0424]		
E. Spot commodities		[0430]		3,772,299 [0850]
5. Securities and/or other investments not readily marketable:				
A. At cost	[0130]			
B. At estimated fair value		[0440]	3,300 [0610]	3,300 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		268,000 [0470]	[0640]	268,000 [0890]
A. Exempted securities	528,532 [0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]

10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	23,217 [0680]	23,217 [0920]
11.	Other assets	[0535]	89,016 [0735]	89,016 [0930]
12.	TOTAL ASSETS	6,045,079 [0540]	199,223 [0740]	6,244,302 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	3,629,723 [1315]	3,629,723 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	1,733,480 [1205]	[1385]	1,733,480 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		268,000	268,000

			[1420]	[1730]
	1. from outsiders 60,000 [1000]			
	2. Includes equity subordination (15c3-1(d)) of 208,000 [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,733,480 [1230]	3,897,723 [1450]	5,631,203 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	100,000 [1792]
	C. Additional paid-in capital	110,250 [1793]
	D. Retained earnings	402,849 [1794]
	E. Total	613,099 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	613,099 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	6,244,302 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932] Period Ending 12/31/2002 [3933] Number of months 3 [3931]

REVENUE

1. Commissions:

a.	Commissions on transactions in exchange listed equity securities executed on an exchange	1,493 [3935]
b.	Commissions on listed option transactions	[3938]
c.	All other securities commissions	6,673 [3939]
d.	Total securities commissions	8,166 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	From market making in options on a national securities exchange	[3945]
b.	From all other trading	2,197,322 [3949]
c.	Total gain (loss)	2,197,322 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	8,067 [3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	[3995]
9.	Total revenue	2,213,555 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		351,738 [4120]
11.	Other employee compensation and benefits		1,598,731 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		21,632 [4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		8,794 [4195]
15.	Other expenses		631,571 [4100]
16.	Total expenses		2,612,466 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-398,911 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	

20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-398,911 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-97,575 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45411 [4335A]	RBC DAIN RAUSCHER INC. [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	613,099 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]
3.	Total ownership equity qualified for Net Capital	613,099 [3500]
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	268,000 [3520]
	B. Other (deductions) or allowable credits (List)	

	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			881,099 [3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		199,223 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-199,223 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			681,876 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		318,355 [3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-318,355 [3740]
10. Net Capital			363,521 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	115,565 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	115,565 [3760]
14.	Excess net capital (line 10 less 13)	247,956 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	190,173 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			1,733,480 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			1,733,480 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 477 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 7 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			1,012,010 [4240]
A. Net income (loss)			-398,911 [4250]
B. Additions (includes non-conforming capital of		[4262])	[4260]
C. Deductions (includes non-conforming capital of		[4272])	[4270]
2. Balance, end of period (From item 1800)			613,099 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	268,000 [4300]
A. Increases	[4310]
B. Decreases	[4320]
4. Balance, end of period (From item 3520)	268,000 [4330]